Exhibit 99.2

Mecox Lane Limited Announces First Quarter 2015 Results

First-quarter net revenues increase 20.1% year over year

SHANGHAI, June 8, 2015 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                  Net revenues increased 20.1% year over year to $12.5 million, compared to $10.4 million in the first quarter of 2014

•                  Gross profit1 was $8.1 million, compared to $7.5 million in the first quarter of 2014

•                  Gross margin was 65.2%, compared to 71.7% in the first quarter of 2014

•                  Net income was $0.6 million, compared to a net loss of $5.8 million in the first quarter of 2014

“Our efforts in expanding our health, beauty and lifestyle products business were reflected in strong topline growth during the first quarter of 2015,” said Mecox Lane’s director and chief executive officer, Ms. Ingrid Wang. “In addition to offering new proprietary products during the quarter, we engaged in corporate branding and product promotions and revamped our online customer engagement channels to help attract and retain customers. Going forward, we will tailor our marketing activities based on customer profiles and continue to utilize social media and other marketing and customer engagement tools to help improve repeat purchases and conversion rates.”

First Quarter 2015 Results

The Company presents its financial results on a year-over-year basis between the first quarter of 2015 and the first quarter of 2014, as in the following paragraphs. Mecox Lane completed the spin-off of its apparel and accessories business on September 18, 2014. Following the spin-off, financial results related to the apparel and accessories business were reclassified as discontinued operations for the fiscal quarter ended March 31, 2014. The following results reflect the Company’s continuing operations.

Total Net Revenues

Total net revenues were $12.5 million in the first quarter of 2015, representing a 20.1% increase from $10.4 million in the first quarter of 2014. The increase was mainly due to strong results from the launch of new proprietary products including a functional nutrition enzyme supplement and a collagen skein skin care product, along with other Chinese New Year promotion activities.

Cost of Goods Sold2

Cost of goods sold was $4.3 million in the first quarter of 2015, representing an increase of 47.9% from $2.9 million in the first quarter of 2014.

1 Gross profit excludes the impact of depreciation and amortization expenses.

2 Cost of goods sold excludes depreciation and amortization expenses.

Gross Profit and Gross Margin

Gross profit was $8.1 million in the first quarter of 2015, representing a 9.2% increase from $7.5 million in the first quarter of 2014. Gross margin was 65.2% in the first quarter of 2015, compared to 71.7% in the first quarter of 2014. The decrease in gross margin was mainly due to supplier discounts for SONOKO-brand products in the first quarter of 2014, which led to higher margins, as well as increases in loyalty promotions and cash coupons used to attract new customers in the first quarter of 2015.

Operating Expenses

Total operating expenses were $7.5 million in the first quarter of 2015, representing a 40.3% increase from $5.3 million in the first quarter of 2014.

Selling, general and administrative expenses (SG&A) were $6.8 million in the first quarter of 2015, representing a 31.9% increase from $5.2 million in the first quarter of 2014, primarily due to higher sales bonuses, general increased payroll and social welfare costs, as well as an increase of $0.4 million in marketing expenses related to corporate brand building.

Income from Operations

Income from operations was $0.6 million in the first quarter of 2015, compared to income from operations of $2.1 million in the first quarter of 2014.

Income from Continuing Operations

Income from continuing operations was $0.6 million in the first quarter of 2015, compared to income from continuing operations of $0.8 million in the first quarter of 2014.

Net Income (Loss) and Net Income (Loss) per ADS

Net income was $0.6 million in the first quarter of 2015, compared to a net loss of $5.8 million in the first quarter of 2014. Non-GAAP net income3 was $0.6 million in the first quarter of 2015, compared to non-GAAP net loss of $5.0 million in the first quarter of 2014.

Basic and diluted net income from continuing operations per American depositary share (“ADS”) attributable to Mecox Lane shareholders were $0.05 in the first quarter of 2015, compared to $0.06 per ADS in the first quarter of 2014. One ADS represents 35 ordinary shares.

Basic and diluted net income from discontinued operations per ADS attributable to Mecox Lane shareholders were nil in the first quarter of 2015, compared to basic and diluted net loss from discontinued operations per ADS attributable to Mecox Lane shareholders of $0.51 in the first quarter of 2014.

Cash and Short-term Investments

As of March 31, 2015, Mecox Lane had cash and cash equivalents totaling $17.9 million, compared to $18.2 million as of December 31, 2014. Short-term investments as of March 31, 2015 were $0.7 million, compared to $0.7 million as of December 31, 2014, all of which were structured term bank deposits.

3 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on Monday, June 8 (8:00 a.m. Shanghai/Hong Kong Time on Tuesday, June 9) to discuss the Company’s financial results and operational highlights and to answer questions.

A brief presentation to accompany the earnings call will be available on the Company’s website (http://ir.mecoxlane.com/events.cfm) at 6:00 p.m. U.S. Eastern Time on Monday, June 8 (6:00 a.m. Shanghai/Hong Kong Time on Tuesday, June 9).

The dial-in numbers and passcode for the conference call are as follows:

U.S. (toll-free): 1-855-500-8701

Mainland China: 400-120-0654

International: +65-6723-9385

Hong Kong: 852-3018-6776

Passcode: 60657403

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86 (21) 3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	March 31,
	2014	2015
	$	$
Current assets:
Cash and cash equivalents	18,180,733	17,943,559
Short-term investments	653,700	651,232
Accounts receivable	1,206,780	406,426
Other receivables	1,588,285	1,259,360
Advances to suppliers and prepaid expenses	806,758	986,384
Merchandise inventories	3,075,386	2,908,221

Total current assets	25,511,642	24,155,182
Property and equipment, net	37,249,769	36,649,853
Prepaid land use right	5,656,453	5,606,277
Intangible assets, net	473,419	404,296
Other non-current assets	257,547	256,575

TOTAL ASSETS	69,148,830	67,072,183

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,242,761	5,329,020
Advances from customers	2,790,812	2,942,520
Accrued expenses	3,441,317	2,361,540
Other current liabilities	2,570,288	1,734,614
Income tax payable	1,751,744	1,750,819

Total current liabilities	16,796,922	14,118,513

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 455,223,849 shares issued, and outstanding as of December 31, 2014 and March 31, 2015)	45,523	45,523
Additional paid-in capital	169,817,779	169,817,779
Accumulated deficit	(125,124,090)	(124,480,846)
Accumulated other comprehensive income	7,228,441	7,186,959
Statutory reserve	284,255	284,255

Total Mecox Lane Limited equity	52,251,908	52,853,670
Noncontrolling interests	100,000	100,000

Total equity	52,351,908	52,953,670

TOTAL LIABILITIES AND EQUITY	69,148,830	67,072,183

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-months Ended March 31,
	2014	2015
	$	$
Net revenues	10,390,693	12,481,698

Cost of goods sold (excluding depreciation and amortization)	2,937,632	4,344,224

Operating expenses:
Selling, general and administrative expenses	5,169,738	6,818,380
Depreciation and amortization	178,214	686,463
Other operating income, net	—	(3,075)

Total operating expenses	5,347,952	7,501,768

Income from operations	2,105,109	635,706
Interest expense	(15,988)	—
Interest income	84,552	133,809
Other income (loss), net	(306,328)	(126,271)

Income before income taxes, equity in an affiliate and noncontrolling interests	1,867,345	643,244
Income tax expense	—	—

Income before equity in an affiliate and noncontrolling interests	1,867,345	643,244
Loss from equity in an affiliate	(1,116,119)	—

Income from continuing operations	751,226	643,244

Loss on discontinued operations, net of tax nil (1)	(6,549,733)	—

Net profit (loss)	(5,798,507)	643,244
Accretion of noncontrolling interest	3,836	—
Net loss attributable to noncontrolling interests	(3,836)	—
Net loss attributable to Mecox Lane Limited shareholders	(5,798,507)	643,244

Net income per share attributable to Mecox Lane-Basic
Income from continuing operations	0.00	0.00
Loss on discontinued operations	(0.01)	0.00
Net income per share attributable to Mecox Lane-Diluted
Income (loss) from continuing operations	0.00	0.00
Loss on discontinued operations	(0.01)	0.00
Net income per ADS attributable to Mecox Lane-Basic
Income (loss) from continuing operations	0.06	0.05
Loss on discontinued operations	(0.51)	0.00
Net income per ADS attributable to Mecox Lane-Diluted
Income (loss) from continuing operations	0.06	0.05
Loss on discontinued operations	(0.51)	0.00
Weighted average ordinary shares used in per share calculation
Basic	447,103,510	455,223,849
Diluted	447,245,531	455,223,849
Weighted average ADS used in per share calculation (2)
Basic	12,774,386	13,006,395
Diluted	12,778,444	13,006,395

(1) Following the disposal of apparel and accessories business (or “A&A”) in September 2014, the A&A business had been reclassified to discontinued operations for the fiscal quarter ended March 31, 2014.

(2) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	(264,383)	(41,482)
Other comprehensive income (loss), net of tax	(264,383)	(41,482)

Comprehensive loss attributable to Mecox Lane Limited shareholders	(6,062,890)	601,762

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(5,043,100)	643,244

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended March 31,
	2014	2015
	$	$
Net loss	(5,798,507)	643,244
Add back: Share-based compensation expenses	755,407	—

Non-GAAP net loss	(5,043,100)	643,244